Dykema Gossett PLLC 10 South Wacker Drive Suite 2300 Chicago, Illinois 60606
www.dykema.com
Tel: (312) 876-1700
Fax: (312) 627-2302
Gregory M. Wright
Direct Dial: (312) 627-2483
Email: gwright@dykema.com
February 4, 2011	Online Filing
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-8626

Re:	Keyco Bond Fund, Inc. Form N-CSR for the period ended September 30, 2010, filed November 23, 2010, Form N-SAR for the period ended September 30, 2010 filed November 19, 2010 and Form N-Q for the period ended June 30, 2010, filed August 13, 2010.
Ladies and Gentlemen:
On behalf of Keyco Bond Fund, Inc. (the “Company”), the information in this letter is being furnished in response to the verbal comments received by Ms. Carol Singer on behalf of the Company from the staff of the Securities and Exchange Commission via telephone on January 11, 2011.
Form N-CSR for the period ended September 30, 2010
Annual Report to Shareholders
1.	Report of Votes of Shareholders

In future filings, report to shareholders in the next semi-annual or annual report actions taken at the meeting of the shareholders including all votes cast as a separate item, not as part of the President’s letter. Refer to Rule 30e-1 of the Investment Company Act of 1940.

In future filings, the Company will provide the information as requested.
2.	Mailing of Report describing Directors and Officers to Shareholders

In future annual report mailings to shareholders, include report describing Directors and Officers that is included in Form N-CSR.
California | Illinois | Michigan | Texas | Washington D.C.

Securities and Exchange Commission
February 4, 2011

In future filings, the Company will provide the information as requested.
3.	Notes to Financial Statements
In future filings, revise the description of the Company in the first sentence of the first note in the financial statements under Significant Accounting Policies to add one word to have it read “...diversified management investment company.”
In future filings that include Significant Accounting Policies footnotes to the financial statements, the Company will include the word as requested.
4.	Code of Ethics
In future filings, if no changes to the Code of Ethics were adopted and/or if no waivers were granted under any provision of the Code of Ethics, state so affirmatively in the Company’s annual report. Refer to instructions for Item 2 in Form N-CSR
In future filings, the Company will affirmatively state that no changes were made to the Code of Ethics and/or that no waivers were granted under any provision of the Code of Ethics in its annual report when those statements are applicable.
5.	Schedule of Investments in Financial Statements and Reports to SEC
In future filings, disclose the money market mutual fund as a specific line in the investment portfolio in the company’s financial statements and reports.
In future filings, the Company will provide the information as requested.
Form N-SAR for the period ended September 30, 2010
1.	In future filings, report matters submitted to a vote of shareholders if required. Refer to instructions for Sub-Item 77C in Form N-SAR.
The Company did not report matters submitted to a vote of the shareholders because the matters submitted to a vote were (i) election of directors where there was no solicitation in opposition to management’s nominees and (ii) approval of auditors, both of which are not required to be reported under Instruction 2 for Sub-Item 77C. In the future, if other matters are submitted to a vote of the shareholders that are required to be reported, the Company will provide the information as requested.
California | Illinois | Michigan | Texas | Washington D.C.

Securities and Exchange Commission
February 4, 2011

Form N-Q for the period ended June 30, 2010
1.	In future filings, disclose the valuation input hierarchy for the Company’s investments in its Form N-Q reports.
In future filings, the Company will provide the information as requested.
The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filings and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company also understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or remaining comments concerning the Company’s response to the staff’s comments, please contact me at (312) 627-2483.
Regards,
Dykema Gossett pllc
Gregory M. Wright

cc:	Mr. Joel D. Tauber, President, Keyco Bond Fund, Inc.

Board of Directors of Keyco Bond Fund, Inc.

Carol Singer, Keyco Bond Fund, Inc.

Ms. Christina DiAngelo, Office of Disclosure and Review, Division of Investment Management, Securities and Exchange Commission
California | Illinois | Michigan | Texas | Washington D.C.